Exhibit 3.2

TEXT OF AMENDED SECTION 3.02 OF ARTICLE III
OF THE AMENDED AND RESTATED BYLAWS OF
FLUOR CORPORATION

EFFECTIVE AS OF
FEBRUARY 1, 2005

     “Section 3.02. Number. The authorized number of Directors of the Corporation shall be ten and such authorized number shall not be changed except by a Bylaw or amendment thereof duly adopted by the stockholders in accordance with the Certificate of Incorporation or by the Board amending this Section 3.02.”